Exhibit 2.3

2345405 Ontario Inc. is an Ontario Business Corporation organized under the laws of the Province of Ontario, Canada (OBCA), and serves as the Canadian holding entity within Doc.com’s pharmacy structure. The company owns 100% of Rx Angle Inc., a Wyoming C corporation, which in turn owns 100% of Flat Iron Pharmacy LLC, the U.S.-licensed operating pharmacy. As part of Doc.com’s acquisition structure, 2345405 Ontario Inc. serves as the employing entity for certain Canada-based personnel and helps maintain a clear separation between Canadian employment functions and U.S. pharmacy operations.